*KH 3/5

[redacted]

Public

SEC 13010788 IISSION

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Elizabeth Street, #502
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wong, Vice President — (212) 964-6505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co. LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Ave.	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/13

AFFIRMATION

I, Yee Yee Wong, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Colonial Securities, Inc. as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither Colonial Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Yee Yee Wong

Yee Yee Wong Date

President

Title

Sworn to before me this 26th day of February 2013.

Notary Public

ALICE YONG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YO4856708
Qualified in Suffolk County
My Commission Expires April 21, 2014

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	11,607
Receivable from clearing organization		169,364
Loans to stockholders *(Note 4)*		14,636
Property and equipment, net of accumulated depreciation and amortization of $98,659 *(Notes 2 and 3)*		343
Deferred income taxes *(Notes 2 and 6)*		93,535
Other assets		24,922
TOTAL ASSETS	$	314,407

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	28,577
Total current liabilities		28,577
COMMITMENTS AND CONTINGENCIES *(Notes 5 and 8)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		102,870
Total stockholders' equity		285,830
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	314,407

See accompanying notes to financial statements.